Exhibit 4.1

Description of Securities of Medicine Man Technologies, Inc.

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

General

The following is a summary of information concerning the capital stock of Medicine Man Technologies, Inc. (hereinafter referred to as the “Company”, “our” and “we”). The summaries and descriptions below do not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (the “Articles of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Incorporation, including the Certificate of Designation (as defined below), our Bylaws and any applicable provisions of relevant law, including the Nevada Revised Statutes. Our Common Stock (as defined below) is our only security registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Cannabis Law Compliance and Unsuitability Redemption Provision in Bylaws

The Company holds various licenses from the Colorado Marijuana Enforcement Division to operate its cannabis businesses in Colorado. As a result, beneficial owners with a 10% or greater interest are required to make filings with, and to be found suitable to be equity owners of a cannabis business in Colorado, by the Colorado Marijuana Enforcement Division. [Dan: Update for NM.] The Bylaws provide that for as long as the Company holds (directly or indirectly) a license for a governmental agency to conduct its business, which license is conditioned upon some or all of the Company’s stockholders possessing certain qualifications, the Company may redeem any and all of the shares of capital stock to the extent necessary to prevent loss of such license or to reinstate such license. Under the Bylaws, the Company may redeem shares in this manner for cash, property or rights, on not less than five days’ notice to the holder(s) thereof at a redemption price equal to the average closing price of such shares as reported on the exchange on which shares of the common stock is quoted or traded for the 45 trading days immediately preceding the date of the redemption notice, or if such shares are not so traded or quoted, the Company’s board of directors will determine the redemption price in good faith.

The bylaws further provides that it shall be unlawful for any stockholder who does not meet certain qualifications to (i) receive any dividend, payment, distribution or interest with regard to the shares, (ii) exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such shares, and such shares shall not for any purposes be included in the shares of the Company entitled to vote, or (iii) receive any remuneration that may be due to such stockholder, accruing after the date of such notice of determination of unsuitability or disqualification by the Colorado Marijuana Enforcement Division, in any form from the Company for services rendered or otherwise.

Common Stock

Authorized Shares. The Company is authorized to issue up to 250,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”).

Dividends. Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose, subject to the rights of holders of any class or series of preferred stock, including our Series A Preferred Stock (as defined below), which may then be outstanding. The Company has not declared or paid any cash dividends on its Common Stock, and the Company does not anticipate doing so in the foreseeable future.

Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the Company’s shareholders, including as to the election of directors to the Board. Shareholders are prohibited from cumulating their votes in any election of directors of the Company.

Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the Company, subject to the rights of creditors and the holders of any outstanding shares of preferred stock having a preference, including our Series A Preferred Stock, holders of shares of Common Stock are entitled to ratable distribution of the remaining assets available for distribution to shareholders.

Redemption. The shares of Common Stock are generally not subject to redemption by operation of a sinking fund or otherwise; provided, however, so long as the Company holds (directly or indirectly) a license from a governmental agency to conduct its business, if such license is conditioned upon some or all of the holders of the Company possessing certain qualifications, then, the Company, in its sole option and sole discretion, may redeem the shares of Common Stock held by a holder that is deemed unsuitable or disqualified to own a direct or indirect interest in the Company by such license granting governmental agency.

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Preemptive Rights. Holders of shares of Common Stock are not currently entitled to preemptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Listing and Ticker Symbol. The Common Stock is currently quoted on the OTCQX under the ticker symbol “SHWZ.”

Preferred Stock

Authority to Designate and Issue Shares of Preferred Stock. Subject to limitations prescribed by Nevada law, without vote or action by our stockholders, the Board is authorized to determine and alter the right, preferences, privileges and restrictions granted and imposed upon any wholly unissued series of preferred stock, and to fix the number and designation of shares of any series of preferred stock. The Board also may increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board may authorize the issuance of preferred stock with rights, such as voting or conversion rights, that could adversely affect the rights of the holders of the Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company.

Authorized Shares. The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per shares. The Company has designated 110,000 shares of preferred stock as Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) pursuant to the Certificate of Designation of Series A Cumulative Convertible Preferred Stock filed with the Nevada Secretary of State on December 16, 2020 and amended on March 1, 2021 (the “Certificate of Designation”).

Dividends. Holders of Series A Preferred Stock are entitled to receive cumulative dividends at the rate of 8% per annum on the “Preference Amount,” which initially is equal to $1,000 per share and subject to increase, payable annually on each anniversary of the date of the first issuance of any shares of Series A Preferred Stock to holders of record on each such payment date, by having such dividends automatically accrete as of each dividend payment date to, and increase, the outstanding Preference Amount.

Liquidate Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Series A Preferred Stock are entitled to be paid out of the Company’s assets available for distributions to its stockholders, before any payment shall be made to the holders of any junior securities, such as the Common Stock, an amount in cash equal to the Preference Amount (plus the pro rata portion of the next dividend, if any), for each share of Series A Preferred Stock. In connection with a Change of Control Transaction (as defined in the Certificate of Designation), either the Company or holders of Series A Preferred Stock holding no less than a majority of the then-issued and outstanding shares of Series A Preferred Stock may elect to treat such Change of Control Transaction as a liquidation and to receive the cash or the value of the property, rights or securities paid or distributed to holders of Series A Preferred Stock in such Change of Control Transaction. Generally, a Change of Control Transaction means the occurrence of any of: (i) the acquisition by a person or group through a purchase, merger or other acquisition transaction or series or related transactions, in which such transaction or transactions are with the Company or approved by the Board, entitling that person or group to exercise more than a majority of the total voting power of all shares of the Company entitled to vote generally in the election of directors (including all securities such person has the right to acquire), (ii) a merger or consolidation involving the Company and, after giving effect to such transaction, the Company’s stockholders immediately before such transaction own less than a majority of the Company’s aggregate voting power the successor entity of such transaction immediately after such transaction, (iii) a sale, lease or transfer of all or substantially all of the Company’s assets and the Company’s stockholders immediately before such transaction own less than a majority of the aggregate voting power of the acquiring entity immediately after such transaction, or (iv) the Common Stock ceases to be listed on a Trading Market (as defined in the Certificate of Designation).

Conversion by Holders. Each share of Series A Preferred Stock will be convertible at the option of the holder thereof (i) for 90 days after the occurrence of a Listing Event (as defined in the Certificate of Designation), (ii) on the date of the consummation of a Change of Control Transaction if requested within 14 days after delivery to holders of a notice of an anticipated Change of Control Transaction, (iii) for 10 days after the receipt by the holders of a notice of forced redemption by the Company, and (iv) at any time after the first anniversary of the date of the first issuance of any shares of Series A Preferred Stock, in each case, into that number of shares of Common Stock determined by dividing the Preference Amount (plus the pro rata portion of the next dividend, if any) of such share of Series A Preferred Stock by $1.20. Generally, a Listing Event involves the listing of the Common Stock on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange followed within 90 days thereafter by a public offering of Common Stock that generates gross proceeds to the Company of no less than $100,000,000.

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Conversion by the Company. The Company may force conversion of the Series Preferred Stock (i) within 90 days after the occurrence of a Listing Event, and (ii) on the date of the consummation of a Change of Control Transaction if requested within 14 days after delivery to holders of a notice of an anticipated Change of Control Transaction, other than a Change of Control Transaction as a result of the Common Stock ceasing to be listed on any Trading Market.

Redemption Rights. Each share of Series A Preferred Stock will be redeemable at the option of the holder thereof (i) for 90 days after the occurrence of a Listing Event, (ii) at any time after the fifth anniversary of the date of the first issuance of any shares of Series A Preferred Stock, (iii) on the date of the consummation of a Change of Control Transaction if requested within 14 days after delivery to holders of a notice of an anticipated Change of Control Transaction, or (iv) for five days after the receipt by the holder of a notice of forced conversion by the Company. In each case, a holder of Series A Preferred Stock may elect to have the Company redeem all or any portion of the shares of Series A Preferred Stock held for a redemption price per share equal to the Preference Amount (plus the pro rata portion of the next dividend, if any). The Company has a right to defer such redemption one or more times until no later than the one-year anniversary of the redemption date originally requested by the holder, provided that the dividends rate would be increased from 8% to 10% per annum during the first six months of such deferral period and 15% thereafter, if applicable. In addition, the Company may redeem all or any portion of the Series A Preferred Stock within 90 days after the occurrence of a Listing Event.

Cannabis Law Compliance and Unsuitability Redemption for Series A Preferred. Each holder of Series A Preferred must take all action reasonably required by such holder to comply with applicable state cannabis laws and regulations, including, without limitation, making all requisite filings under such laws and regulations as and when required. The Company has the right but not the obligation to redeem all or any portion of the shares of Series A Preferred Stock held by any holder that is determined to be unsuitable or disqualified to own a direct or indirect interest in the Company by a state governmental authority, including, without limitation, the Colorado Marijuana Enforcement Division.

Ranking. With respect to conversion rights, redemption payments and rights upon the Company’s liquidation, dissolution or winding-up or a Change of Control Transaction, the Series A Preferred Stock rank junior to the Company’s indebtedness and any securities the Company issues in the future the terms of which expressly make such securities senior to the Series A Preferred Stock, on a parity with any securities the Company issues in the future the terms of which expressly make such securities on a parity with any or all of the Series A Preferred Stock, but senior to the Common Stock and any securities the Company issues in the future that are not expressly made on a parity or senior to the Series A Preferred Stock.

Voting Rights. Each holder of Series A Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held would convert into as of the record date for determining stockholders entitled to vote on any matter presented to the Company’s stockholders for their action or consideration at any meeting (or by written consent in lieu of meeting) voting together with the holder of Common Stock as a single class as if such shares of Series A Preferred Stock were convertible as of such date.

Convertible Notes

General. On December 7, 2021, the Company issued and sold an aggregate principal amount of $95,000,000 of 13% senior secured convertible notes due five years after issuance (the “Notes”) governed by an Indenture, dated December 7, 2021, among the Company, the Subsidiary Guarantors (as defined therein), Ankura Trust Company, LLC as trustee and Chicago Atlantic Admin, LLC as collateral agent for the Note holders (the “Indenture”). The Notes will mature on December 7, 2026 unless earlier repurchased, redeemed, or converted. The Notes bear interest at 13% per year paid quarterly commencing March 31, 2022 in cash for an amount equal to the amount payable on such date as if the Notes were subject to an annual interest rate of 9%, with the remainder of the accrued interest payable as an increase to the principal amount of the Notes.

Prohibition on Dividends. The Indenture prohibits the Company from paying dividends and to repurchase, redeem, retire, or otherwise acquire any equity interest, option, or warrant of the Company or any Subsidiary Guarantor, subject to some exceptions. For example, the Company may declare and pay dividends (i)] if payable solely in its own equity, (ii) in an amount or amounts not to exceed $500,000 until discharge of the Indenture, or (iii) after December 7, 2024, so long as the Company’s Consolidated Leverage Ratio (as defined in the Indenture) is between 1.00 and 2.25 for the applicable reference period at the time of payment

Conversion by Holders. Each Note is convertible at the option of the holder thereof (i) upon receipt by the holders of a notice of forced redemption by the Company, and (ii) at any time until the close of business on the business day immediately preceding the maturity date of the Notes, in each case, into that number of shares of Common Stock determined by dividing the principal amount of the Note (plus accrued interest) by $2.24. The conversion price will be adjusted in the event of any change in the outstanding Common Stock by way of stock subdivision (including a stock split), stock combination, issuance of stock or cash dividends, distributions of other securities or assets and other corporate actions.

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Conversion by Company. On and after the second anniversary of the date of first issuance of the Notes, the Company may force conversion of up to 12.5% of the outstanding Notes each quarter if (i) the last reported sale price of the Common Stock exceeds 150% of the applicable conversion price, (ii) either (a) the Common Stock is listed on a permitted exchange or (b) the Company’s daily volume weighted average price for the Common Stock exceeds $2,500,000, in each case for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period, and (iii) there is an effective registration statement covering the resale by the holders of the Notes of all Common Stock to be received in such conversion.

Limitation on Conversion. A holder of a Note may not convert a Note, and the Company may not issue shares of Common Stock under such Note if, after giving effect to the conversion and issuance, the holder, together with its affiliates, would beneficially own in excess of 4.9% of the outstanding shares of the Common Stock, subject to exceptions

Redemption by Holders. On the fourth anniversary of the date of the first issuance of the Notes, Note holders will have the right, at their option, to require the Company to repurchase some or all of their Notes for cash in an amount equal to the principal amount of the Notes being repurchased plus accrued and unpaid interest up to the date of repurchase. Further, upon the occurrence of a Change of Control (as defined in the Indenture), subject to certain conditions, a Note holder may require the Company to repurchase for cash all or any portion of the Note at a repurchase price equal to the principal amount of the Note to be repurchased, plus accrued and unpaid interest thereon, plus the lesser of: (i) the present value of one year of additional interest on such Note, commencing on the date the repurchase price is payable, and (ii the sum of the present values or the remaining scheduled interest payments that would have been paid on such Note from the repurchase date to the maturity date.

Redemption by Company. The Company may, at its option, elect to redeem all, but not less than all, of the Notes for cash, subject to certain conditions, at a repurchase price equal to the principal amount of the Notes plus accrued and unpaid interest thereon on such date, plus the greater of: (i) the sum of the present values or the remaining scheduled interest payments that would have been paid on the Notes from the repurchase date to the third anniversary of the date of the first issuance of the Notes, or (ii) the lesser of (a) the sum of the present values of the scheduled interest payments that would have been paid (assuming such payments are made in cash) on the Notes from the redemption date through the one-year anniversary of the redemption date or (y) the sum of the present values of the scheduled interest payments that would have been paid (assuming such payments are made in cash) on the Notes from the redemption date through the maturity date.

Cannabis Law Compliance and Unsuitability Redemption for Notes. Upon conversion of a Note, each Note holder, in such Note holder’s capacity as a holder of Common Stock, must (i) take all action reasonably required by such holder to comply with applicable state cannabis laws and regulations, including, without limitation, making all requisite filings under such laws and regulations as and when required, and (ii) upon the Corporation’s reasonable request, at the Company’s sole cost and expense, reasonably cooperate with the Company regarding any Company report, filing, notification or other communication with or to any governmental authority related to the Company’s licenses, approvals, consents or obligations under state cannabis laws and regulations related to such holder’s capacity as a holder of Common Stock issued upon conversion of the Notes, including, without limitation, any investigation or inquiry by a state governmental authority related to any of the foregoing. The Company has the right but not the obligation to redeem all or any shares of Common Stock held by a Note holder issued upon conversion of the Notes who is (or whose affiliate is) determined to be unsuitable or disqualified to own a direct or indirect interest in the Company by a state governmental authority, including, without limitation, the Colorado Marijuana Enforcement Division; provided that the Company is only permitted to redeem such shares of Common Stock to the extent necessary to comply with applicable state cannabis laws and regulations.

Action by Written Consent.

The Bylaws provide that holders holding a majority of the voting power of each class of capital stock of the Company, or, if different, the proportion of voting power required to take such action at a meeting of stockholders.

Certain Anti-Takeover Measures

Under our Articles of Incorporation, the Board, without further vote by our stockholders, has the authority to issue shares of preferred stock and to determine the rights and preferences, price and restrictions, including but not limited to voting and dividend rights, of any such shares of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company.

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The Bylaws contain provisions that may be deemed to have an anti-takeover effect and may del, defer or prevent a change of control. These provisions include:

Staggered Board of Directors. The Bylaws provide for a “staggered” or “classified” Board, whereby the directors of the Board are divided into two classes - Class A Directors consisting of one-half of the members of the Board, and Class B Directors consisting of one-half of the members of the Board. Each class shall be elected for two-year terms, in alternating years.

Change in the Number of Directors. The Bylaws provide that approval by no less than four members of the Board is required to change the total number of directors comprising the Board.

Bankruptcy, Insolvency, Dissolution or Liquidation. The Bylaws provide that approval by no less than four members of the Board is required to commence any bankruptcy or insolvency proceeding, or to dissolve or liquidate or agree to dissolve or liquidate the Company.

Transfer Agent

The Company’s Transfer Agent is Globex Transfer, LLC.

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